ELECTROVAYA INC.

Condensed Interim Consolidated Statement of Financial Position
(Expressed in thousands of U.S. dollars)

(Unaudited)

As at	December 31, 2021	September 30, 2021

Assets

Current assets
Cash and cash equivalents	$470	$4,202
Trade and other receivables (note 4)	1,393	1,341
Inventories (note 5)	4,930	4,666
Prepaid expenses and other (note 6)	2,116	1,819
Total current assets	8,909	12,028

Non-current assets
Property, plant and equipment	2,747	2,870
Long-term deposit	95	79
Total non-current assets	2,842	2,949
Total assets	$11,751	$14,977

Liabilities and Equity

Current liabilities
Trade and other payables (note 7)	$2,276	$3,248
Working capital facilities (note 8(a))	3,111	3,277
Promissory notes (note 8(b))	4,696	4,734
Deferred grant income	104	104
Deferred revenue (note 16)	645	900
Short term loans (note 10)	626	631
Other payables	391	419
Lease liability - current portion	148	140
Total current liabilities	11,997	13,453

Non-current liabilities
Lease liability - non-current portion	2,543	2,603
Relief and recovery fund payable (note 12)	297	300
Other payables	176	169
Lease inducement	147	148
Total non-current liabilities	3,163	3,220

Equity (Deficiency)
Share capital (note 9)	102,786	102,498
Contributed surplus	5,069	4,903
Warrants (note 9)	4,687	4,687
Accumulated other comprehensive gain	13,332	13,344
Deficit	(129,283)	(127,128)
Total (Deficiency)	(3,409)	(1,696)
Total liabilities and equity(deficiency)	$11,751	$14,977

See accompanying notes to unaudited condensed interim consolidated financial statements.

These unaudited condensed interim consolidated financial statements should be read in conjunction with annual audited consolidated financial statements for the year ended September 30, 2021

ELECTROVAYA INC.

Condensed Interim Consolidated Statement of Operations

(Expressed in thousands of U.S. dollars, except per share amounts)
Three month periods ended December 31, 2021 and 2020 (Unaudited)

	December 31,	December 31,
	2021	2020

Revenue (note 16)	$1,250	$2,583
Direct manufacturing costs (note 5(b))	884	1,762
Gross margin	366	821

Expenses
Research and development	787	906
Government assistance (note 13)	(30)	-
Sales and marketing	300	262
General and administrative	582	539
Stock based compensation	190	44
Finance cost (note 8 and 10)	590	516
Patents and trademark expenses	9	11
	2,428	2,278

Income(loss) before the undernoted	(2,062)	(1,457)

Amortization	100	70

Income(Loss) from operations	(2,162)	(1,527)

Foreign exchange gain(loss) and interest income	7	(317)

Net income(loss) for the period	(2,155)	(1,844)

Basic income(loss) per share	$(0.01)	$(0.01)
Diluted income(loss) per share	$(0.01)	$(0.01)

Weighted average number of shares outstanding, basic and fully diluted	146,075,743	132,792,227

See accompanying notes to unaudited condensed interim consolidated financial statements.

These unaudited condensed interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements for the year ended September 30, 2021.

ELECTROVAYA INC.

Condensed Interim Consolidated Statement of Comprehensive Income(Loss)
(Expressed in thousands of U.S. dollars)

Three month periods ended December 31, 2021 and 2020 (Unaudited)

	December 31,	December 31,
	2021	2020

Net loss for the period	$(2,155)	$(1,844)

Currency translation differences	(12)	(163)

Total comprehensive loss for the period	$(2,167)	$(2,007)

See accompanying notes to unaudited condensed interim consolidated financial statements.

These unaudited condensed interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements for the year ended September 30, 2021.

ELECTROVAYA INC.

Condensed Interim Consolidated Statement of Changes in Equity
(Expressed in thousands of U.S. dollars)

Three month periods ended December 31, 2021 and 2020 (Unaudited)

	Share Capital	Contributed Surplus	Deficit	Warrants	Accumulated other Comprehensive gain	Equity component of 9% Convertible Debentures	Total
Balance - October 01, 2020	$86,134	$4,561	$(119,522)	$6,760	$13,352	$0	$(8,715)
Stock-based compensation	-	44	-	-	-	-	44
Issue of shares	3,065	-	-	(1,027)	-	-	2,038
Net loss for the period	-	-	(1,844)	-	-	-	(1,844)
Currency translation differences	157	4	(71)	-	(163)	$0	(73)
Balance-December 31, 2020	$89,356	$4,609	$(121,437)	$5,733	$13,189	-	$(8,550)

Balance - October 01, 2021	$102,498	$4,903	$(127,128)	$4,687	$13,344	-	$(1,696)
Stock-based compensation	-	190	-	-	-	-	190
Issue of shares	289	-	-	-	-	-	289
Net loss for the period	-	-	(2,155)	-	-	-	(2,155)
Currency translation differences	(1)	(24)	-	-	(12)	$0	(37)
Balance-December 31, 2021	$102,786	$5,069	$(129,283)	$4,687	$13,332	-	$(3,409)

See accompanying notes to unaudited condensed interim consolidated financial statements.

These unaudited condensed interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements for the year ended September 30, 2021.

ELECTROVAYA INC.

Condensed Interim Consolidated Statements of Cash Flows
(Expressed in thousands of U.S. dollars)

Three month periods ended December 31, 2021 and 2020 (Unaudited)

	December 31,	December 31,
	2021	2020

Cash and cash equivalents provided by (used in)

Operating activities
Net income(loss) for the period	$(2,155)	$(1,844)
Items not involving cash:
Amortization	100	70
Stock based compensation expense	190	44
Cash provided by (used in) operating activities	(1,865)	(1,730)
Net changes in working capital (note 11)	(1,868)	(700)
Cash from (used in) operating activities	(3,733)	(2,430)

Investing activities
Purchase of property, plant and equipment	-	-
Cash (used in) investing activities	-	-
Financing activities
Issue of shares	264	2,129
Change in loan payable	(140)	(932)
Change in other payables	(24)	-
Change in non-current liabilities	8	-
Change in long-term deposit	(17)	-
Payment of lease liability (interest portion)	(94)	(95)
Payment of lease liability (principal portion)	(30)	(22)
Cash from/(used in) financing activities	(33)	1,080

Increase (Decrease) in cash and cash equivalents	(3,766)	(1,350)

Exchange difference	34	542

Cash and cash equivalents, beginning of period	4,202	1,124
Cash and cash equivalents at end of period	$470	$316
Supplemental cash flow disclosures:
Income tax paid	$-	$-
Interest paid	$530	$273

See accompanying notes to unaudited condensed interim consolidated financial statements.

These unaudited condensed interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements for the year ended September 30, 2021.

ELECTROVAYA INC.

Notes to the Condensed Interim Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, except where otherwise indicated)
Three month periods ended December 31, 2021 and 2020

(Unaudited)

1. Reporting Entity

Electrovaya Inc. (the "Company") is domiciled in Ontario, Canada, and is incorporated under the Business Corporations Act (Ontario). The Company's registered office is at 6688 Kitimat Road, Mississauga, Ontario, L5N 1P8 Canada. The Company's common shares trade on the Toronto Stock Exchange under the symbol EFL and on the OTCQB under the symbol EFLVF. The Company has no immediate or ultimate controlling parent.

These unaudited condensed interim consolidated financial statements comprise the Company and its subsidiaries (together referred to as the "Group"). The Group is primarily involved in the design, development and manufacturing of Lithium-Ion batteries, battery systems and battery-related products for energy storage, clean electric transportation and other specialized applications.

2. Basis of Presentation

a) Statement of Compliance

These unaudited condensed interim consolidated financial statements have been prepared based on the principles of International Accounting Standard 34, "Interim Financial Reporting" as issued by the International Accounting Standards Board ("IASB").The unaudited condensed interim consolidated financial statements should be read in conjunction with the Company's September 30, 2021 audited annual consolidated financial statements and accompanying notes.

These unaudited condensed interim consolidated financial statements were authorized for issuance by the Company's Board of Directors on February 10, 2022.

b) Basis of Accounting

These unaudited condensed interim consolidated financial statements have been prepared on the going concern basis, which contemplates the realization of assets and settlement of liabilities as they fall due in the normal course of business.

c) Functional and Presentation Currency

These unaudited condensed interim consolidated financial statements are presented in U.S. dollars and have been rounded to the nearest thousands, except per share amounts and when otherwise indicated. The functional currency of the Company is the Canadian dollar and the functional currencies of the Group's subsidiaries include Canadian dollars and US dollars.

d) Use of Judgements and Estimates.

The preparation of the unaudited condensed interim consolidated financial statements are in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, revenue and expenses, and related disclosures with respect to contingent assets and liabilities.

ELECTROVAYA INC.

Notes to the Condensed Interim Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, except where otherwise indicated)
Three month periods ended December 31, 2021 and 2020

(Unaudited)

Management base their judgments, estimates and assumptions on current facts, historical experience and various other factors that they believe are reasonable under the circumstances. The economic environment could also impact certain estimates and discount rates necessary to prepare our consolidated financial statements, including significant estimates and discount rates applicable to the determination of the recoverable amounts used in our impairment testing of our non-financial assets. Management's assessment of these factors forms the basis for their judgments on the carrying values of assets and liabilities, and the accrual of our costs and expenses. Actual results could differ materially from our estimates and assumptions. Management reviews the estimates and underlying assumptions on an ongoing basis and make revisions as determined necessary. Revisions are recognized in the period in which the estimates are revised and may impact future periods as well.

e) Seasonality and impact of COVID-19

The Company has not historically experienced seasonality in its business. In recent periods, however, revenue has decreased in the first quarter of the year which reflects the customers' preference to defer our product delivery past the seasonal holidays and into the new year due to an increasing e-commerce demand and need to minimize changes or disruptions at high volume distribution centres. This seasonality has also been increased due to the impact of the COVID-19 on the general consumer community, as online shopping increases and distribution centres deal with higher than normal volumes. Furthermore, while demand for lithium ion batteries from the materials handling electric vehicle sector is emerging, the sales cycle and customer purchasing patterns are highly variable making quarter to quarter predictions difficult.

f) Significant Accounting Policies

The accounting policies in these unaudited condensed interim consolidated financial statements are the same as those applied in the Company's consolidated financial statements as at and for the year ended September 30, 2021.

.

3. Standards issued but not yet effective

At the date of authorization of these unaudited condensed interim consolidated financial statements certain new standards, amendments and interpretations to existing IFRS standards have been published but are not yet effective and have not been adopted by the Company.

Management anticipates that the pronouncements will be adopted in the Company's accounting policy for the first period beginning after the effective date of the pronouncement. The new standards and interpretations that have been issued are not expected to have a material impact of the Company's unaudited condensed interim consolidated financial statements.

ELECTROVAYA INC.

Notes to the Condensed Interim Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, except where otherwise indicated)
Three month periods ended December 31, 2021 and 2020

(Unaudited)

4. Trade and Other Receivables

	December 31,	September 30,
	2021	2021
Trade receivables, gross	$1,078	$958
Allowance for credit losses	(2)	-
Trade receivables	1,076	958
Other receivables	317	383
Trade and other receivables	$1,393	$1,341

As at December 31, 2021, 4.3% of the Company's accounts receivable is over 90 days past due (September 30, 2021 - 9.3%)

All of the Company's trade and other receivables have been reviewed for indicators of impairment. The movement in the allowance for credit losses can be reconciled as follows:

	December 31	September 30,
	2021	2021
Beginning balance	$-	$-
Impairment loss	-	-
Allowance provided (reversed)	2	-
Exchange translation	-	-
Ending balance	$2	$-

5. Inventories

(a) Total inventories on hand as at December 31, 2021 and September 30, 2021 are as follows:

	December 31,	September 30,
	2021	2021
Raw materials	$4,262	$4,182
Semi-finished	285	325
Finished goods	383	159
	$4,930	$4,666

(b) At the quarters ended December 31, 2021 and 2020, the following inventory revaluations and obsolescence provisions were included in direct manufacturing costs:

	Dec 31, 2021	Dec 31, 2020
Provision(recovery) for obsolescence	$-	$-

ELECTROVAYA INC.

Notes to the Condensed Interim Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, except where otherwise indicated)
Three month periods ended December 31, 2021 and 2020

(Unaudited)

6. Prepaid expenses and other

As of December 31, 2021 and September 30, 2021 the prepaid balance are as follows:

	December 31,	September 30,
	2021	2021
Prepaid expenses	$2,116	$1,819
Other	-	-
	$2,116	$1,819

Prepaid expenses are comprised of vendor deposits on inventory orders for the future requisition of inventories, insurance premium and current deposits.

7. Trade and Other Payable

Trade and Other Payables as at December 31, 2021 and September 30, 2021 are as follows:

	December 31,	September 30,
	2021	2021
Trade Payables	$1,260	$1,658
Accruals	810	1,392
Other Payables	206	198
	$2,276	$3,248

8. Working Capital Facilities

a) Revolving Credit Facility

As at December 31, 2021 the balance owing under the facility is $3.1 million (Cdn $4 million). The maximum available under the facility is $5,524 (Cdn $7 million) leaving a further $2.4 million (Cdn $3 million) available for drawing.

The interest on the revolving credit facility is the greater of a) 8.05% per annum above the Prime Rate or b) 12% per annum. Interest is payable monthly.

	December 31	September 30,
	2021	2021
Revolving credit facility	$3,111	$3,277

On December 17, 2021, the credit agreement was amended to extended the maturity from December 31, 2021 to December 31, 2022. All other terms and conditions are unchanged. In exchange for extension, the Company paid Canadian $70K as extension fee.

b) Promissory Note

The Promissory Note is for $4,696 (Cdn $6 million) and bears interest at the greater of a) 10% per annum or b) 7% per annum above the Prime Rate.

ELECTROVAYA INC.

Notes to the Condensed Interim Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, except where otherwise indicated)
Three month periods ended December 31, 2021 and 2020

(Unaudited)

	December 31	September 30,
	2021	2021
Promissory Note	$4,696	$4,734

The promissory note is secured by the personal guarantee of Dr. Sankar Das Gupta, CEO and the controlling shareholder of the Company, as well as a pledge of 25,700,000 Common Shares by Dr. Das Gupta in favour of the lender.

On December 17, 2021, the promissory note which was due to mature on December 31, 2021 and was amended to July 1, 2022. All other terms and conditions are unchanged. In exchange for the extension, the company issued 306,122 shares at Cdn $0.98 as compensation for Canadian $300K extension fee.

9. Share Capital

a) Authorized and issued capital stock

Authorized

Unlimited common shares

Issued

	Common Shares
	Number	Amount
Balance, September 30, 2021	145,940,908	$102,498
Issuance of shares (i)	306,122	234
Issuance of shares	65,000	29
Transfer from contributed surplus	-	25
Balance, December 31, 2021	146,312,030	102,786

(i) On December 17, 2021, the promissory note which was due to mature on December 31, 2021 and was amended to July 1, 2022. All other terms and conditions are unchanged. In exchange for the extension, the company issued 306,122 shares at Cdn $0.98 as compensation for Canadian $300K extension fee.

b) Stock Options

Options to purchase common shares of the Company under its stock option plan may be granted by the Board of Directors of the Company to certain full-time and part-time employees, directors and consultants of the Company and its affiliates. Stock options are non-assignable and may be granted for terms of up to 10 years. Stock options vest at various periods from zero to three years.

On February 17, 2021 at a Special Meeting of the Shareholders, a resolution was passed to (i) authorize amendments to the company's Stock Option Plan to increase the maximum number of common shares issuable upon the exercise of stock options thereunder from 15,100,000 to 23,000,000.

ELECTROVAYA INC.

Notes to the Condensed Interim Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, except where otherwise indicated)
Three month periods ended December 31, 2021 and 2020

(Unaudited)

	Number outstanding	Weighted average exercise price
Outstanding, September 30, 2021	17,277,271	$0.45
Issued	100,000	$0.90
Cancelled or expired	(54,998)	$0.63
Exercised (note 9(a))	(65,000)	$0.44
Outstanding, December 31, 2021	17,257,273	$0.44

Options exercisable
Exercise price	Number Outstanding	Weighted average remaining life (years)	Number exercisable	Weighted average exercise price
$0.25 ( Cdn $0.32 )	34,000	0.95	34,000	$0.25
$0.56 ( Cdn $0.71 )	32,000	1.15	32,000	$0.56
$0.56 ( Cdn $0.72 )	1,282,000	2.14	1,282,000	$0.56
$0.81 ( Cdn $1.04 )	15,000	2.18	15,000	$0.81
$0.80 ( Cdn $1.02 )	41,000	2.39	41,000	$0.80
$0.51 ( Cdn $0.65 )	177,505	3.14	177,505	$0.51
$0.71 ( Cdn $0.91 )	60,000	3.39	60,000	$0.71
$0.54 ( Cdn $0.69 )	214,500	3.75	214,500	$0.54
$0.62 ( Cdn $0.79 )	48,000	4.12	48,000	$0.62
$1.67 ( Cdn $2.13 )	505,600	5.00	505,600	$1.67
$0.95 ( Cdn $1.22 )	53,334	5.59	53,334	$0.95
$0.22 ( Cdn $0.28 )	606,334	6.15	606,334	$0.22
$0.23 ( Cdn $0.30 )	5,120,000	7.59	5,120,000	$0.23
$0.52 ( Cdn $0.66 )	1,428,000	8.70	476,002	$0.52
$0.78 ( Cdn $1.00 )	7,540,000	9.71	590,000	$0.78
$0.90 ( Cdn $1.15 )	100,000	9.92	100,000	$0.90
	17,257,273	7.92	9,355,275	$0.58

Stock based compensation expense related to the portion of the outstanding stock options that vested during the quarter ended December 31, 2021 was $190 (December 31, 2020-$44). As at December 31, 2021, the Company had outstanding 17,257,273 options (17,277,271 as at September 30, 2021) to acquire common shares under the Company's employee stock option plan.

We amortize the estimated grant date fair value of stock options to expense over the vesting period (generally three years). The grant date fair value of outstanding stock options was determined using the Black-Scholes option pricing model and the following assumptions in the year of the grant: risk-free interest rate (based on U.S. government bond yields), expected volatility of the market price of our shares

ELECTROVAYA INC.

Notes to the Condensed Interim Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, except where otherwise indicated)
Three month periods ended December 31, 2021 and 2020

(Unaudited)

(based on historical volatility of our share price), and the expected option life (in years) (based on historical option holder behavior).

(i) The following table summarizes the assumptions used with the Black-Scholes valuation model for the determination of the stock-based compensation costs for the stock options granted during the quarter ended December 31, 2021:

Grant date	November 15, 2021

No of options	100,000
Exercise price	$ 0.90
Average expected life in years	10
Volatility	89.38%
Risk-free weighted interest rate	1.54%
Dividend yield	-
Fair-value of options granted	$90

c) Warrants

Details of Share Warrants
Number Outstanding

Outstanding, September 30, 2021 and December 31, 2021.	10,175,075

Details of Compensation Options to Brokers

Number
Outstanding
Outstanding, September 30, 2021 & December 31, 2021.	145,333

10. Related Party Transactions

Transactions with Chief Executive Officer and controlling shareholder of Electrovaya Inc.

Quarterly General Expenses

There is an outstanding payable balance of $18 relating to raising of capital on behalf of the Company, as at December 31, 2021 (2020-$18).

During the quarter ended December 31, 2021, the Company paid $38 (2020 - $37) to a director of Electrovaya Corp for services rendered in his capacity as an executive officer of Electrovaya Inc. These amounts, which are recorded at their exchange amount, have been expensed in General and Administrative.

During the quarter ended December 31, 2021, the Company paid $53 (2020 - $52) to the Chief Executive Officer, who is also a controlling shareholder of the Company. These amounts, which are recorded at their exchange amount, have been expensed in General and Administrative.

ELECTROVAYA INC.

Notes to the Condensed Interim Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, except where otherwise indicated)
Three month periods ended December 31, 2021 and 2020

(Unaudited)

Personal Guarantees

The CEO and controlling shareholder personally guaranteed the following short-term loans.

	December 31, 2021		September 30, 2021

	CDN	USD	USD
Shareholder guaranteed loan (Dec. 2017)	$500	$391	$395
Shareholder guaranteed loan (June 2019)	300	235	236
	$800	$626	$631

	December 31,	September 30,
	2021	2021
Promissory Note (note 8(b))	$4,696	$4,734

The promissory note is also secured by the personal guarantee of Dr. Sankar Das Gupta, CEO and the controlling shareholder of the Company, as well as a pledge of 25,700,000 Common Shares by Dr. Das Gupta in favour of the lender.

Electrovaya Labs - Facility Usage Agreement

In May 2021 Electrovaya entered a month to month Facility Usage Agreement for the use of space and allocated staff of a third party research firm providing access to laboratory facilities, primarily for research associated with its Electrovaya Labs segment. The term of the agreement was for six months and could be terminated by either party upon 90 days notice.

In July 2021 the facility was acquired by an investor group controlled by the family of Dr. Sankar Das Gupta, Electrovaya's CEO and controlling shareholder, and which group includes its COO, Dr. Rajshekar Das Gupta. The Facility Usage Agreement was not changed on the change of ownership and remains in effect between the Company and the owner, such that the monthly payment of $25,000 is now with a related party of Electrovaya.

In December 2021 the Facility Usage Agreement was renewed for a further 12 months on the same terms and conditions.

Special Option Grants

In September 2021, on the recommendation of the Compensation Committee of the Company, a committee composed entirely of independent directors, the Board of Directors of the Company determined that it is advisable and in the best interests of the Company to amend the terms of the compensation of certain key personnel to incentivize future performance, to encourage retention of their services, and to align their interests with those of the Company's shareholders.

Dr. Sankar Das Gupta was granted two million options which vest in two tranches of one million options each based on reaching specific target market capitalizations. As the target market capitalizations have not yet been reached, none of these options have vested.

ELECTROVAYA INC.

Notes to the Condensed Interim Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, except where otherwise indicated)
Three month periods ended December 31, 2021 and 2020

(Unaudited)

Dr. Rajshekar Das Gupta was granted four million and five hundred thousand options which vest in three tranches of one million and five hundred thousand options based on reaching specific target market capitalizations. As the target market capitalizations have not yet been reached, none of these options have vested.

11. Change in Non-Cash Operating Working Capital

	December 31,
	2021	2020

Trade and other receivables	$(52)	$1,092
Inventories	(264)	(2,376)
Prepaid expenses and other	(297)	523
Trade and other payables	(972)	(106)
Other payable	(28)	81
Deferred grant income	-	62
Deferred revenue	(255)	24
	$(1,868)	$(700)

12. Relief and Recovery Fund Payable

The Relief and recovery fund is created by the Ministry to support the Company to recover from economic disruption associated with the COVID-19 outbreak. An amount of $240 (CAD 304K) was received during the quarter ended December 31, 2020 and an amount of $60 (CAD 76K) was received during the quarter ended March 31, 2021 for a total of $300 (CAD 380k) as at September 30, 2021. The funding bears no interest and the Company is required to repay in equal monthly payments for 5 years starting from April 1, 2023..

13. Government Assistance

The government assistance is related to NGEN claim of $12 (Cdn $15K) and Innovation Asset MSP contribution $18 (Cdn $23K).

14. Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, trade and other receivables, trade and other payables, promissory notes and other payables.

Fair Value

IFRS 13 "Fair Value Measurement" provides guidance about fair value measurements. Fair value is defined as the exchange price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value are required to maximize the use of observable inputs and minimize the use of unobservable inputs. The fair value hierarchy is based on three levels of inputs. The first two levels are considered observable and the last unobservable. These levels are used to measure fair values as follows:

ELECTROVAYA INC.

Notes to the Condensed Interim Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, except where otherwise indicated)
Three month periods ended December 31, 2021 and 2020

(Unaudited)

- Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities, either directly or indirectly.

- Level 2 - Inputs, other than Level 1 inputs that are observable for assets and liabilities, either directly or indirectly. Level 2 inputs include quoted market prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

- Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The following table presents the carrying and approximate fair values of the Company's financial instruments:

	As at December 31, 2021				As at September 30, 2021
Financial assets:	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$470	-	-	$470	$4,202	-	-	$4,202
Trade and other receivables	1,393	-	-	1,393	1,341	-	-	1,341
Financial liabilities:
Working capital facilities	3,111	-	-	3,111	3,277	-	-	3,277
Trade and other payables	2,276	-	-	2,276	3,248	-	-	3,248
Short term loans	-	626	-	626	-	631	-	631
Other payables	391	-	-	391	419	-	-	419
Promissory notes	-	4,696	-	4,696	-	4,734	-	4,734
Non-current liabilities	-	2,543	-	2,543	-	2,603	-	2,603

There were no transfers between levels of the fair value hierarchy during the period presented.

Risk Management

The Company may be exposed to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives. The main objectives of the Company's risk management processes are to ensure that the risks are properly identified and that the capital base is adequate in relation to those risks. The principal risks to which the Company is exposed are described below. There have been no changes in risk exposure since the prior year unless otherwise noted.

ELECTROVAYA INC.

Notes to the Condensed Interim Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, except where otherwise indicated)
Three month periods ended December 31, 2021 and 2020

(Unaudited)

Capital risk

The Company manages its capital to ensure that there are adequate capital resources for the Company to maintain and develop its products. The capital structure of the Company consists of shareholders' equity and depends on the underlying profitability of the Company's operations.

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the development, manufacture and marketing of its products. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business.

The Group's capital management objectives are:

∙ to ensure the Group's ability to continue as a going concern.

∙ to provide an adequate return to shareholders by pricing products and services commensurately with the level of risk.

The Group monitors capital on the basis of the carrying amount of equity plus its short-term debt comprised of the promissory notes, less cash and cash equivalents as presented on the face of the statement of financial position.

The Group sets the amount of capital in proportion to its overall financing structure, comprised of equity and long-term debt. The Group manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Group issues new shares or increases its long-term debt.

Capital for the reporting periods under review is summarized as follows:

	31‐Dec‐21	30‐Sep‐21
Total (Deficiency)	$(3,409)	$(1,696)
Cash and cash equivalents	(470)	(4,202)
(Deficiency)	(3,879)	(5,898)

Total (deficiency)	(3,409)	(1,696)
Promissory Note	4,696	4,734
Short-term loan	626	631
Working capital facilities	3,111	3,277
Other Long-term liabilities	3,163	3,220
Overall Financing	$8,187	$10,166
Capital to Overall financing Ratio	-0.47	-0.58

Credit risk

Credit risk is the risk that the counter-party fails to discharge an obligation to the Company. The Company is exposed to this risk due to its cash and cash equivalents, trade and other receivables.

ELECTROVAYA INC.

Notes to the Condensed Interim Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, except where otherwise indicated)
Three month periods ended December 31, 2021 and 2020

(Unaudited)

Cash is held with financial institutions, each of which had at December 31, 2021 a rating of R-1 mid or above.

The Company manages its credit risk related to trade and other receivables by establishing procedures to establish credit limits and approval policies. The balance in trade and other receivables is primarily attributable to trade accounts receivables. In the opinion of management, the credit risk is moderate and no credit losses are expected. Management is taking appropriate action to mitigate this risk by adjusting credit terms.

Liquidity risk

Liquidity risk is the risk that we may not have cash available to satisfy our financial obligations as they come due. The majority of our financial liabilities recorded in accounts payable, accrued and other current liabilities and provisions are due within 90 days. We manage liquidity risk by maintaining a portfolio of liquid funds and having access to a revolving credit facility. We believe that cash flow from operating activities, together with cash on hand, cash from our A/R, and borrowings available under the Revolver are sufficient to fund our currently anticipated financial obligations, and will remain available in the current environment.

Market risk

Market risk incorporates a range of risks. Movement in risk factors, such as market price risk and currency risk, affect the fair value of financial assets and liabilities. The Company is exposed to these risks as the ability of the Company to develop or market its products and the future profitability of the Company is related to the market price of its primary competitors for similar products.

Interest rate risk

The Company has variable interest debt as described in Note 8 and 10. Changes in interest rates will affect future interest expense and cash flows. The Company does not enter into derivative instruments to reduce this exposure.

Foreign currency risk

The Company is exposed to foreign currency risk. The Company's functional currency is the Canadian dollar and the financial statements are presented in United States dollars. Changes in the relative values of these currencies will give rise to changes in other comprehensive income.

Purchases are transacted in Canadian dollars, United States dollars and Euro. Management believes the foreign exchange risk derived from any currency conversions may have a material effect on the results of its operations. The financial instruments impacted by a change in exchange rates include our exposures to the above financial assets or liabilities denominated in non-functional currencies. Cash held by the Company in US dollars at December 31, 2021 was $84 (September 30, 2021 $1,136).

If the US dollar to Canadian foreign exchange rate changed by 2% this would change the recorded Net gain by $41 (2020-$33).

ELECTROVAYA INC.

Notes to the Condensed Interim Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, except where otherwise indicated)
Three month periods ended December 31, 2021 and 2020

(Unaudited)

Price risk

The Company is exposed to price risk. Price risk is the risk that the commodity prices that the Company charges are significantly influenced by its competitors and the commodity prices that the Company must charge to meet its competitors may not be sufficient to meet its expenses. The Company reduces the price risk by ensuring that it obtains information regarding the prices set by its competitors to ensure that its prices are appropriate to the unique attributes of our product. In the opinion of management, the price risk is low and is not material.

15. Contingencies

The contingencies in these unaudited condensed interim consolidated financial statements are the same as those disclosed in the Company's consolidated financial statements as at and for the year ended September 30, 2021.

16. Segment and Customer Reporting

The Company develops, manufactures and markets power technology products.

Given the size and nature of the products produced, the Company's operations are segmented based on large format batteries, with the remaining smaller product line categorized as "Other".

There has been no change in either the determination of our segments, or how segment performance is measured, from that described in the Company's consolidated financial statements as at and for the year ended September 30, 2021.

Segment profits are assessed based on revenues, which for the quarters ended December 31, 2021 and

2020 were as follows:

	2021	2020
Large format batteries	$1,108	$2,491
Other	142	92
	$1,250	$2,583

Revenues based can be analyzed as follows based on the nature of the underlying deliverables:

	2021	2020
Revenue with customers
Sale of batteries and battery systems	$1,108	2,491
Sale of services	2	39
Grant income
Research grant	-	53
Others	140	-
	$1,250	2,583

Sales of batteries and battery systems and research grants are recognized at a point in time once the conditions for recognition are met. Service revenue is recognized over time as the service is rendered.

ELECTROVAYA INC.

Notes to the Condensed Interim Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, except where otherwise indicated)
Three month periods ended December 31, 2021 and 2020

(Unaudited)

Revenues attributed to regions based on the location of the customer were as follows:

	2021	2020
Canada	$2	$426
United States	1,248	2,157
Other	-	-
	$1,250	$2,583

Customers:

Electrovaya defines the customer as the end user of our product. With our direct sales channel, sales orders are placed directly by the customers to Electrovaya. With our OEM sales channel, the OEM has an exclusive distribution agreement with the company such that the end customers place the order with the OEM which then passes the order to Electrovaya. While the OEM, because of the exclusive distribution agreement, has a large volume of sales it represents a wide and varied customer base.

For the year quarter ended December 31, 2021 one customer/distributor represented more than 10% of total revenue (quarter ended December 31, 2020 two customers). Our largest customer/distributor accounted for 99.4% and 78% of total revenue for the quarters ended December 31, 2021 and of 2020 respectively.

The movement in the balance of deferred revenue is as follows:

	December 31,	September 30,
	2021	2021
Beginning balance	$900	$704
Amounts received	-	219
Recognition of income	-	(8)
Amounts refunded	(250)	(50)
Currency translation	(5)	35
Ending balance	$645	$900